02037776

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington. DC 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

P.E.

May 21, 2002

OPTIBASE LTD.

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Herzliya, Israel
(Jurisdiction of incorporation or organization)

2 Gav Yam Center
7 Shenkar Street
Herzliya 46120, Israel
+972-9-970-9288
(Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....x........... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes ....x.................... No ....

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

Not applicable.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press Release reporting First Quarter 2002 Results
99.2	Optibase Ltd. Pro Forma Condensed Consolidated Statement of Operations for the period ended March 31, 2002
99.3	Optibase Ltd. Condensed Consolidated Statement of Operations for the period ended March 31, 2002
99.4	Optibase Ltd. Condensed Consolidated Balance Sheets through March 31, 2002

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 21, 2002.

OPTIBASE LIMITED

By: ______________________

Zvi Halperin,
Chief Executive Officer

FOR: OPTIBASE, LTD.

OPTIBASE CONTACT: Yael Paz, Investor Relations Manager
011-972-9-9709-255

KCSA CONTACTS: Adam J. Rosen
(212) 896-1220
arosen@kcsa.com

Jeff Corbin
(212) 896-1214
jcorbin@kcsa.com

FINAL FOR RELEASE

OPTIBASE, LTD. REPORTS FIRST QUARTER 2002 RESULTS

Company Regains Pro-forma Profitability;
Cash burn rate reduces to $500,000 as compared to $2.2 million in Q4 2001

HERZLIYA, Israel, April 23, 2002 – Optibase, Ltd. (NASDAQ: OBAS), a leader in digital streaming solutions over broadband networks, today announced first quarter results for the period ending March 31, 2002.

Revenues for the first quarter of 2002 were $7.0 million, compared with $8.0 million in the same period a year ago and with $7.3 in the sequential quarter. Pro-forma net income for the first quarter, excluding the effects of acquisition-related costs and stock options charges, was $126,000, or $0.01 per diluted share, based on 12.09 million weighted average shares outstanding, compared with a pro-forma net loss of $(1.0) million, or $(0.08) per diluted share, based on 12.36 million weighted average shares outstanding, for the same quarter in 2001. Sequentially, pro-forma net income, excluding the effects of acquisition-related costs and stock options charges, increased approximately $1.3 million from a net loss of $(1.2) million, or $(0.10) per diluted share. This increase was achieved primarily due to lower operating expenses, better gross profit and higher financial income, all largely associated with management's efforts to institute cost controls and to improve financial performance while introducing additional products and conducting ongoing improvements to our standard and custom products.

(more)

Acquisition-related costs in the first quarter consisted of approximately $497,000 of amortization and other acquisition–related intangibles and costs. Stock options charges were $451,000 this quarter.

Actual net loss for the first quarter, including the effects of acquisition-related costs and stock options charges, was $(821,000), or $(0.07) per diluted share, compared with a net loss of $(3.2) million, or $(0.26) per diluted share, for the same quarter in 2001.

As of March 31, 2002, the Company had cash, cash equivalents and other financial investments of $44.6 million, and stockholders' equity of $59.8 million.

Commenting on the first quarter results, Zvi Halperin, President and Chief Financial Officer, said, "We are pleased that our persistent efforts throughout several difficult recent quarters have enabled us to accomplish pro-forma profitability in the first quarter of 2002. We succeeded in lowering our cash burn rate from $2.2 million in the fourth quarter of 2001 to approximately $500,000 in the past quarter, indicative of the fact that we are indeed running our business more efficiently. We have also succeeded in raising our pro-forma gross margins in the first quarter to approximately 56.5%, compared with approximately 53.5% in the previous quarter."

Mr. Halperin added, "As we related to our valued investors in our year-end 2001 conference call, it is our goal for 2002 to be profitable. To this end, we made significant strides during the first quarter and the pro-forma profit we achieved is a step in the right direction. During the first quarter, we saw significant improvement in sales for the Video On Demand applications in the U.S. markets. We announced the general availability of our third generation MediaPump family of DVB transport multiplexing products. With its multiple I/O capabilities and advanced features, it is our intention to increase our already significant market share of the Video on Demand market and enlarge our footprint in this space.

"As we continue to develop competitive products that meet the video-over-IP market need, the MGW 2000 gains traction in the marketplace with the additional release of version 2.7, which features scheduled encoding, streaming and low latency. We are witnessing market acceptance of the most recently released version of the MGW 3100, our MPEG-2 DVB to MPEG-2 IP gateway. This new version features multiple DVB ASI I/O ports, an Element Management System and SNMP support, and has set new standards for price and performance in the industry. The MGW 5100, our carrier-class video streaming platform, is progressing on schedule and we are in the final stages of choosing Beta customers who will evaluate the product before its anticipated release in the fourth quarter of 2002. In the first quarter, successful demonstrations were made to some of the leading telecom operators and their very positive feedback – across the board - further strengthens our belief that the MGW 5100 will be a premier carrier-class streaming platform.

"During the first quarter, we exhibited in China's largest broadcast and TV exhibition and observed increased demand in the Chinese market for MPEG encoding and MPEG-based video conferencing solutions. Our international sales team in China is focusing on capturing a significant share of this new and growing market, and we are optimistic that our products will do well in China."

Mr. Halperin concluded, "Given the progress that we are making with our products, the increase in our operational efficiency as reflected by our decreased cash burn rate and the apparent improvement we are seeing in the U.S. economy, we hope to continue on our intended path to profitability."

Conference Call: Optibase has scheduled a conference call for 10 a.m. EDT, Wednesday, April 24, 2002, to discuss the first quarter results. Interested parties may access the conference call over the Internet via, www.kcsa.com. To listen to the *live* call, please go to the KCSA Web site at least 15 minutes early to register, download and install any necessary audio software.

About Optibase

Optibase, Ltd. provides high-quality, cost effective products that enable the preparation and delivery of MPEG-based digital media over broadband networks. Optibase has created a breadth of product offerings used in applications, such as: Video-on-demand, real-time video streaming, digital video archiving, distance learning and business television. Headquartered in Israel, Optibase operates through its fully-owned subsidiary in Mountain View, California and offices in the U.K., France, Scandinavia, Austria, Japan and China. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For more information, please visit www.optibase.com.

(TABLES TO FOLLOW)

This news release contains forward-looking statements concerning our marketing and operations plans. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase's Registration Statement on Form F-1 filed with the United States Securities and Exchange Commission.

This release and prior releases are available on the Company's Web site at www.optibase.com.

This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.

Optibase Ltd.
Pro Forma Condensed Consolidated Statement of Operations
For the First Quarter Ended March 31

(Excluding acquisition-related costs and stock option charges)

	March 31, 2002 Unaudited	March 31, 2001 Unaudited
Revenues	$7,005	$8, 014
Gross profit	3,955	4,443
Operating expenses:		
Research and development, net	1,865	2,845
Selling, general and administrative	2,394	3,640
Total operating expenses	4,259	6,485
Operating (loss)	(304)	(2,042)
Financial income net	430	1,038
Net income(loss)	$126	$(1,004)
Net income(loss) per share:		
Fully diluted	$0.01	$(0.08)
Weighted average of shares used in computing earnings per share (fully diluted)	12,087	12,360

Note: Amounts in thousands, except net income per share

The above pro forma amounts have been adjusted to exclude the following items:

Amortization of goodwill and other acquisition-related charges	497	1,533
Stock option charge	451	639
Net effect of pro forma adjustments	948	2,172

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the First Quarter Ended March 31

	March 31, 2002 Unaudited	March 31, 2001 Unaudited
Revenues	$7,005	$8,014
Gross profit	3,657	4,137
Operating expenses:		
Research and development, net	2,486	4,102
Selling, general and administrative	2,422	4,249
Total operating expenses	4,908	8,351
Operating (loss)	(1,251)	(4,214)
Financial income , net	430	1,038
Net (loss)	$(821)	$(3,176)
Net income(loss) per share:		
Fully diluted	$(0.07)	$(0.26)
Weighted average of shares used in computing earnings per share fully diluted	12,087	12,360

Note: Amounts in thousands, except net income per share

Optibase Ltd.
Condensed Consolidated Balance Sheets

	March 31, 2002 Unaudited	December 31, 2001 Audited
Assets		
Current Assets:		
Cash, cash equivalents and short term investments	$44,601	$42,989
Trade receivables net of bad debts	5,532	4,710
Inventories	5,115	5,568
Other receivables and prepaid expenses	1,580	1,414
Total current assets	56,828	54,681
Long-term investments in marketable securities and bank deposits	-	2,107
Other long-term investments	3,215	2,913
	3,215	5,020
Fixed assets, net	2,963	3,044
Other assets, net	8,324	8,792
Total assets	$71,330	$ 71,537
Liabilities and shareholders' equity		
Current Liabilities:		
Current Maturities	$205	$207
Trade payables	2,358	2,204
Accrued expenses and other liabilities	7,210	7,144
Total current liabilities	9,773	9,555
Accrued severance pay	1,657	1,590
Long term lease	88	133
Total shareholders' equity	59,812	60,259
Total liabilities and shareholder's equity	$71,330	$71,537

Note: Amounts in thousands

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